

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2010

James A. Tricarico, Jr., Esq.
General Counsel
The Jones Financial Companies, L.L.L.P.
12555 Manchester Road
St. Louis, Missouri 63131

> **Re:** **The Jones Financial Companies, L.L.L.P.**
> **Registration Statement on Form S-1**
> **Filed July 2, 2010**
> **File No. 333-167974**

Dear Tricarico:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure on page 7 that, on July 2, 2010, your managing director approved and adopted the plan, which will become effective January 1, 2011, or, if later, the date that the registration statement of which the prospectus is a part is declared effective by the SEC. We further note that the plan will continue in effect until December 31, 2010 and that you have not provided any undertakings pursuant to Item 512 (a) of Regulation S-K. Please provide us a detailed analysis regarding the applicability Rule 415 to this offering.

Signatures, page S-1

2.   Please note Instruction 1 to the Signatures requires the Form S-1 registration statement to be signed by the registrant, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and by at least a majority of

the board of directors or persons performing similar functions. Please provide the required signatures or explain to us why you believe the current signatures are all the signatures that are required. As applicable, please explain in your response the role of your Executive Committee.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Robert J. Endicott, Esq.